CUSIP No. 16870R202	13D	Page 1 of 4 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Chilco River Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16870R202

(CUSIP Number)

Wai Yung Lau c/o Chilco River Holdings Inc. 16027 Arrow Highway, Suite D, Irwindale, California 91706 (646) 330-5859

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)(4), check the following box.   [   ]

CUSIP No. 16870R202	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Wai Yung Lau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	7	SOLE VOTING POWER 2,762,826 Shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,758,162 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,004,664 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,762,826 common shares of the Issuer are owned by Wai Yung Lau; 1,004,664 of those shares are currently held in escrow
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 12.8803%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 16870R202	13D	Page 3 of 4 Pages

Item 1.   Security and Issuer.

Common Shares

Chilco River Holdings Inc.
16027 Arrow Highway, Suite D
Irwindale, California 91706

Item 2.   Identity and Background.

(a)	Wai Yung Lau

(b)	c/o Chilco River Holdings Inc. 16027 Arrow Highway, Suite D Irwindale, California 91706

(c)	Wai Yung Lau's present principal occupation is Chief Financial Officer of Bruce Grupo Hong Kong Limited.

(d)	There has been no criminal conviction against Wai Yung Lau in the past five years.

(e)	Wai Yung Lau has not been party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to state or federal securities laws or finding any violation with respect to such laws.

(f)	Wai Yung Lau is a citizen of China.

Item 3.    Source and Amount of Funds or Other Compensation.

On August 3, 2005, 2,762,826 common shares of the Issuer were acquired by Wai Yung Lau in connection with the acquisition of Kubuk International, Inc., a California corporation, by Chilco River Holdings Inc.

Item 4.    Purpose of Transaction.

Wai Yung Lau acquired the shares of the Issuer as a shareholder of Kubuk International Inc. under a share exchange agreement relating to the acquisition of Kubuk International Inc. by Chilco River Holdings Inc. 1,004,664 of the 2,762,826 common shares held by Ms. Wai are currently held in escrow subject to escrow arrangements entered into in connection with the acquisition of Kubuk International Inc. The acquisition of Kubuk International Inc. by Chilco River Holdings Inc. resulted in a change of control of Chilco River Holdings Inc. Ms. Wai currently serves as a director of Chilco River Holdings, Inc.

Item 5.   Interest in Securities of the Issuer.

(a)	Wai Yung Lau beneficially owns 2,762,826 common shares of the Issuer as of August 3, 2005 and has sole voting power over 2,762,826 of the shares and sole dispositive power over 1,004,664 of the shares.

The total shares of Common Stock constitutes 12.8803% of the outstanding common shares of the issuer.

(b)	See paragraph (a) above.

(c)	See Item 4 above.

CUSIP No. 16870R202	13D	Page 4 of 4 Pages

(d)	Not applicable.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.   Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed: September 15, 2005	/s/ Wai Yung Lau
Wai Yung Lau, Director